Exhibit 7
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
x 1 million Euro

	IFRS
	Excl.
	32/39	IFRS
	Year ended December 31,
	2004	2005
Total interest expense from the banking operations	16,707	39,109
Other interest expenses	1,019	969
Interest credited on investment contracts and universal life-type contracts (FAS 97)	3,809	5,453

Total interest expense	21,535	45,531

Capitalized interest during construction	—	—

Total Charges	21,535	45,531

Dividend in preference shares	14	—
Dividend in preference shares — TIER1 capital	136	—

Total Charges inclusive Dividend in preference shares	21,685	45,531

Pre tax profit	7,740	8,894
Total interest expense	21,535	45,531
Losses from investments accounted under the equity method	(7)	(3)

Total	29,268	54,422

Earnings to Fixed Charges:
Including Interest on Deposits	1.36	1.20
Earnings to Combined Fixed Charges and Preferred Stock
Dividend:
Including Interest on Deposits	1.35	1.20

	Dutch GAAP
	Year ended December 31,
	2001	2002	2003	2004
Total interest expense from the banking operations	18,246	16,442	15,687	16,739
Other interest expenses	1,270	1,288	1,124	1,018
Interest credited on investment contracts and universal life-type contracts (FAS 97)	6,343	1,494	3,105	3,809

Total interest expense	25,859	19,224	19,916	21,566

Capitalized interest during construction	10	10	5	2

Total Charges	25,869	19,234	19,921	21,568

Dividend in preference shares	21	21	21	14
Dividend in preference shares — TIER1 capital	216	199	166	131

Total Charges inclusive Dividend in preference shares	26,106	19,454	20,108	21,713

Pre tax profit	6,066	5,921	5,877	8,009
Total interest expense	25,859	19,224	19,916	21,566
Losses from investments accounted under the equity method	(3)	(7)	(4)	(7)

Total	31,922	25,138	25,789	29,568

Earnings to Fixed Charges:
Including Interest on Deposits	1.23	1.31	1.29	1.37
Earnings to Combined Fixed Charges and Preferred Stock
Dividend:
Including Interest on Deposits	1.22	1.29	1.28	1.36